UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer

LINX S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 06.948.969/0001-75
NIRE: 35.300.316.584

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON JUNE 16, 2020

1 **DATE, TIME AND PLACE**: Held on June 16, 2021, at 4:45 p.m., at the headquarters of **LINX S.A.** ("**Company**"), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7.221, suite 701, Bl. A, room 1, Edifício Birmann 21, Pinheiros, Zip Code: 05425-902.

2 **CALL NOTICE AND ATTENDANCE**: Call notice was waived considering the attendance of the totality of the members of the Company's board of directors by means of videoconference, as per the registers of the digital platform. The meeting was also attended by Mrs. Flávio Cesar Maia Luz, Marcelo Amaral Moraes and Arthur Henrique da Silva Alcântara Bezerra, standing members of the Board of Auditors of the Company, and Mr. Pedro Jaime Cervatti, member of the Audit Committee of the Company.

3 **PRESIDING BOARD**: Chairman: Nércio José Monteiro Fernandes; Secretary: Ana Paula Frigo.

4 **AGENDA**: The members of the Board of Directors of the Company have met to resolve on the following agenda: in the context of the Association Agreement and Other Covenants entered into by and between the Company, STNE Participações S.A. ("**STNE**"), StoneCo Ltd. ("**StoneCo**"), DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan on August 11, 2020, as amended on September 1st, 2020 and October 2, 2020 ("**Association Agreement**"), and of the resolutions taken in the Company's General Shareholders' Meeting of November 17, 2020, and considering the unanimous approval without restrictions of the Transaction described in the Association Agreement by CADE on this date, **(i)** to authorize the execution by the Company of the Closing Memorandum, substantially in the form of the draft attached hereto as Appendix I, to be entered into by and between the Company, STNE, and others, for the formalization of the Closing described in the Association Agreement; **(ii)** to approve the declaration of dividends, based on the accrued earnings of previous fiscal years, as evidenced in the balance sheet of December 31, 2020; and **(iii)** to authorize the Company's Executive Office to determine the final exchange ratio of the transaction described in the Association Agreement, in

view of its terms and conditions, and to practice all necessary acts for the consummation of the transaction described in the Association Agreement and to perform all the necessary disclosures in this respect.

RESOLUTIONS: After the meeting was installed, and after examination and discussion of the agenda matters, the members of the Board of Directors of the Company have unanimously approved **(i)** the execution, by the Company, of the Closing Memorandum, substantially in the form of the draft attached hereto as Appendix I, to be entered into by and between the Company, STNE, and others, for the formalization of the Closing described in the Association Agreement; **(ii)** the declaration of intermediary dividends, based on the accrued earnings of previous fiscal years, as evidenced in the balance sheet of December 31, 2020, in the amount of one hundred million reais (R$ 100.000.000,00), corresponding to approximately R$ 0,5678925 per outstanding share, with payment to the shareholders as from June 29, 2021, which will be attributed to the amount of the minimum mandatory dividend as provided in the Company's bylaws, regarding the fiscal year to be ended on December 31, 2021. Will qualify to the receipt of the dividends the shareholders of the Company on June 21, 2021, provided the shares will be traded *ex-direito* as from June 22, 2021, inclusive; and **(iii)** the authorization for the Executive Office of the Company to determine the final exchange ratio of the transaction described in the Association Agreement, in view of its terms and conditions, considered the distribution of dividends approved herein, the final number of outstanding shares and shares susceptible to conversion based on the compensation plans based in Linx shares, the costs incurred by the Company to hire advisors in the context of Concurrent Transactions (As defined in the Association Agreement), and other adjustments foreseen in the Association Agreement, and the authorization for the Company's Executive Office to practice all necessary acts for the consummation of the transaction described in the Association Agreement and to perform all the necessary disclosures in this respect. It was also registered the agreement of the attending members of the Board of Auditors and of the Audit Committee with the resolutions of this Board of Directors' Meeting.

5 **ENCERRAMENTO**: As there were no further subjects to be discussed, these minutes were read and signed by all the attending members and by the Chairman and Secretary of the Presiding Board. São Paulo, June 16, 2021. **Signatures**: Secretary: Ana Paula Frigo. Attending members of the Board of Directors: Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, Roger de Barbosa Ingold and João Adamo Junior. Attending members of the Board of Auditors: Flávio Cesar Maia Luz, Marcelo Amaral Moraes and Arthur Henrique da Silva Alcântara Bezerra. Attending member of the Audit Committee: Pedro Jaime Cervatti.

São Paulo, June 16, 2021

Presiding Board:

Nércio José Monteiro Fernandes Chairman	Ana Paula Frigo Secretary

Attending Directors:

Nércio José Monteiro Fernandes	Alberto Menache
Alon Dayan	Roger de Barbosa Ingold
João Adamo Junior	

Other attendees:

Flávio Cesar Maia Luz	Marcelo Amaral Moraes
Arthur Henrique da Silva Alcântara Bezerra	Pedro Jaime Cervatti

Appendix I – Draft Closing Memorandum

CLOSING MEMORANDUM

between

LINX S.A.

and

STNE PARTICIPAÇÕES S.A.

and

STONECO LTD.

DLP CAPITAL LLC

DLPPAR PARTICIPAÇÕES S.A.

NÉRCIO JOSÉ MONTEIRO FERNANDES

ALBERTO MENACHE

ALON DAYAN

June 16, 2021

CLOSING MEMORANDUM

By this private instrument, the parties:

I. LINX S.A., publicly-held company, with head offices in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902, enrolled with CNPJ/ME under No. 06.948.969/0001-75 and registered with the Board of Trade of São Paulo ("JUCESP") under NIRE 35.300.316.584 herein represented in accordance with its Bylaws ("Linx"); and

II. STNE PARTICIPAÇÕES S.A., company enrolled with CNPJ/ME under No. 35.767.420/0001-82, with head office in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, CEP 04547-006, herein represented in accordance with its Bylaws ("STNE");

Linx and STNE are hereinafter jointly referred to as "Companies" and, individually and without distinction, as "Company",
and:

III. STONECO LTD., a company duly incorporated and validly existing under the laws of Cayman Islands, enrolled with CNPJ/ME under No. 31.752.270/0001-82, with head office at Harbour Place, 4th floor, No. 103 Church St., PO Box 10240 KY1-1002, Georgetown, Cayman Islands, herein represented in accordance with its corporate documents ("StoneCo");

IV. DLP CAPITAL LLC, a company duly incorporated and validly existing under the laws of Delaware, in the United States of America, enrolled with CNPJ/ME under No. 14.993.482/0001-47, herein represented in accordance with its corporate documents and **DLPPAR PARTICIPAÇÕES S.A.**, a company duly incorporated and validly existing under the laws of Brazil, enrolled with CNPJ/ME under No. 23.858.641/0001-87, with head office at Rua Fidêncio Ramos, 308, suite 91, CEP 04551-010, jointly referred to as "DLP";

V. NÉRCIO JOSÉ MONTEIRO FERNANDES, Brazilian, married, system analyst, bearer with the Identity Card RG No. 7.760.014 SSP/SP, enrolled with the CPF/ME under No. 022.256.918-27, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 ("Nércio");

VI. ALBERTO MENACHE, Brazilian, married, business manager, bearer with the Identity Card RG No. 24.257.036-7 SSP/SP, enrolled with the CPF/ME under No. 172.636.238-89, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 ("Alberto");

VII. ALON DAYAN, Brazilian, married, engineer, bearer with the Identity Card RG No. 8.894.140-1 SSP/SP, enrolled with the CPF/ME under No. 014.642.468-90, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 ("Alon" and, jointly with Nércio and Alberto, "Linx Shareholders");

All of them hereinafter jointly referred to as "Parties" and each, individually and indistinctly, as "Party".

WHEREAS:

A. On August 11, 2020, the Parties entered into the Association Agreement and Other Covenants, as amended on September 1st, 2020 and October 2, 2020 ("Association Agreement"), whereby the main terms and conditions of the merger of Linx's shares by STNE, followed by the redemption of the new STNE shares were agreed ("Transaction"); and

B. Pursuant to the Association Agreement, all the Conditions Precedent foreseen in Section 2 of the Association Agreement were verified and/or waived, reason why the Parties have agreed to carry out the Closing, performing a series of acts and transactions as set out below.

NOW, THEREFORE, the parties have decided to enter into this Closing Memorandum ("Closing Memorandum") which shall be governed by the following terms and conditions:

CHAPTER 1 – DEFINITIONS

1.1. Definitions. The terms used in capital letters in this Closing Memorandum, except as otherwise expressly defined herein, will have the same meanings attributed to them in the Association Agreement.

CHAPTER 2 – CONDITIONS PRECEDENT

2.1. Conditions Precedent of the Parties. The Parties represent, recognize and agree as follows with respect to the Conditions Precedent of the Parties set forth in Section 2.1 of the Association Agreement:

(i) No Conflict. For the purposes of Section 2.1(i) of the Association Agreement, the Parties represent that no competent court or tribunal (including arbitral tribunal) issued any order, writ, injunctive relief or decision, and no other governmental body issued any order or law, in force and that produces the effect of causing the Closing acts to be illegal or otherwise prevent the consummation thereof;

(ii) CADE Approval. For the purposes of Section 2.1(ii) of the Association Agreement, the Parties confirm and recognize that the condition precedent for closing of the Transaction related to the approval of the Transaction by CADE, as per Section 2.1(ii) of the Association Agreement, was integrally implemented.

2.2. Linx's Conditions Precedent. STNE, StoneCo and DLP, as applicable, represent, and the Parties acknowledge and agree as follows with respect to the Linx's Conditions Precedent set forth in Section 2.2 of the Association Agreement:

(i) STNE Representations and Warranties. For the purposes of Section 2.2(i) of the Association Agreement, STNE, StoneCo and DLP represent that the Representations and Warranties made and rendered by STNE, by StoneCo and DLP in Chapter 4 of the Association Agreement are true and correct in all material aspects on this date and will continue to be true and correct in all material aspects throughout the entire Closing Period (as indicated below) (except for the cases in which the representations and

warranties contain a reference to a previous date, in which case they will be true and correct in all material aspects as of such date);

(ii) Commitments. For the purposes of Section 2.2(ii) of the Association Agreement, STNE, StoneCo and DLP represent that they have complied with all the obligations and have attended to all commitments and agreements that should have been complied with or attended by such Parties until this date and will continue to comply with such obligations, commitments and agreements by the end of the Closing Period, pursuant to the Association Agreement and to the document referred to in Section 1.9 of the Association Agreement;

(iii) Form F-4. For the purposes of Section 2.2(iii) of the Association AGreement, StoneCo represents that on October 5, 2020, the Form F-4 became effective, and continues to be effective as from such date (and not subject to any interruption order or process with such purpose) and will continue to be effective by the end of the Closing Period so as to allow the effective delivery of the StoneCo Class A Shares, for the purposes of the implementation of the Merger of Shares and of the Redemption of Shares to the Linx shareholders that will receive StoneCo shares; and

(iv) Shareholders' Approvals. For the purposes of Section 2.2(iv) of the Association Agreement, STNE represents that, on November 17, 2020, STNE's General Shareholders' Meeting approved, pursuant to the Corporations Law: (a) all the documents necessary for the Merger of Shares and the attribution of New STNE Shares, including, but not limited to the Merger of Shares Protocol prepared by Linx and STNE's managements; and (b) the Redemption of Shares.

2.3. STNE's Conditions Precedent. Linx and the Linx Shareholders, as applicable, represent, and the Parties acknowledge and agree as follows with respect to the STNE's Conditions Precedent set forth in Section 2.3 of the Association Agreement:

(i) Linx's Representations and Warranties. For the purposes of Section 2.3(i) of the Association Agreement, Linx and the Linx Shareholders represent that the Representations and Warranties made and rendered by Linx and by the Linx Shareholders in Chapter 5 of the Association Agreement are true and correct in all material aspects on this date and will continue to be true and correct in all material aspects throughout the entire Closing Period (as indicated below) (except for the cases in which the representations and warranties contain a reference to a previous date, in which case they will be true and correct in all material aspects as of such date);

(ii) Commitments. For the purposes of Section 2.3(ii) of the Association Agreement, Linx and the Linx Shareholders represent that they have complied with all the obligations and have attended to all commitments and agreements that should have been complied with or attended by them until this date and will continue to comply with such obligations, commitments and agreements by the end of the Closing Period, pursuant to the Association Agreement;

(iii) Third Party Consents. For the purposes of Section 2.3(iii) of the Association Agreement, Linx declares that (i) it has obtained the third party consents of its agreements currently in force and there are no obligations involving fifty million reais (R$ 50,000,000.00) or more, individually or in the aggregate, that may have its early termination declared (or other concerning penalties) as a result of the Merger of Shares ("Obligations Subject to Early Termination"); or (ii) it has liquidated all of its Obligations

Subject to Early Termination; or (iii) has cash representing one hundred percent (100%) of the necessary amount to liquidate all of its Obligations Subjet to Early Termination (including any concerning penalties). It is established by the Parties that, in relation to the other Obligations Subject to Early Termination in which BNDES or an entity of the BNDES system acts as counterparty, STNE waives Linx's obligation to obtain the respective waiver.

(iv) Shareholders' Approvals. For the purposes of Section 2.3(iv) of the Association Agreement, Linx represents that, on November 17, 2020, the Linx's GSM approved, pursuant to the Corporations Law and of the Novo Mercado Regulation: (a) the waiver of any obligation by STNE to carry out the public offering for the acquisition of Linx's shares, pursuant to Article 43 of Linx's Bylaws, as a result of the acquisition of shares issued by Linx; (b) the waiver of STNE's adhesion to the Novo Mercado segment of B3; and (c) all the necessary documents for the Merger of Shares, including the Merger of Shares Protocol; and

(v) Absence of Material Adverse Change. For the purposes of Section 2.3(v) of the Association Agreement and until the Merger Date, Linx represents it has not undergone and will not undergo any Material Adverse Change.

2.4. As from this date and until Closing, STNE will monitor all the decisions and course of the Linx's businesses.

CHAPTER 3 – OTHER REPRESENTAIONS OF THE PARTIES PREVIOUS TO CLOSING

3.1. Capacity and Authority. The execution and the compliance of this Closing Memorandum by the Parties were duly and regularly authorized and approved in accordance with the applicable legislation and their respective articles of association/Bylaws.

3.2. Binding Obligation. This Closing Memorandum is a valid and binding obligation for the Parties and is enforceable in accordance with its terms.

3.3. Ordinary Course of Business. For the purposes of Section 6.4 of the Association Agreement, the Companies represent that, from the execution date of the Association Agreement until the end of the Closing Period, the Companies have conducted and will conduct its respective operations in view of the ordinary course of its respective businesses and/or in its best interest in view of the market circumstances and have refrained or will refrain from practicing acts that may affect its businesses or operations in a material basis, except as authorized in written, pursuant to the Association Agreement.

3.4. STNE's Capital. It has been carried out a general shareholders' meeting of STNE approving its capital increase, in an amount sufficient for the full liquidation of the payment to the Linx's shareholders, provided that STNE and StoneCo have timmediately available resources in sufficient amount for the realization of the redemption of the STNE Class A preferred shares.

CHAPTER 4 – CLOSING

4.1. Closing. In view of the satisfaction and/or waiver of the Conditions Precedent, the Parties represent that the Transaction is final, with the absence of any other condition that may prevent the Closing of the Transaction. For this reason, the Parties will proceed to Closing of the Transaction, which will comprehend the realization of several interdependent and linked

acts, in different dates, as per the proceedings and terms foreseen in the disclosures to be made on the date hereof by Linx and by StoneCo, controllinh shareholder of STNE, provided that Linx's disclosure will be made substantially in the form of **Exhibit Section 4.1** (provided the period contemplated between the date hereof and the last act practiced pursuant to Exhibit Section 4.1 defined as "**Closing Period**").

4.1.1. Merger Date. Within the acts foreseen in **Exhibit Section 4.1**, on June 30, 2021, it will take place the merger of the Linx Shares by STNE and the redemption of the STNE Class A and Class B preferred shares, with the effective replacement of the STNE Class B shares by StoneCo BDRs, and STNE will assume the management of Linx and its subsidiaries ("Merger Date").

4.2. Other Closing Acts. Apart of the acts mentioned in the communications provided in **Exhibit Section 4.1**, which are valid as if they were written herein and which the Parties undertake to comply with, each Party, as applicable, will cause the following acts to be practiced:

4.2.1. Notice to NASDAQ. StoneCo will notify NASDAQ, in an appropriate date and pursuant to the applicable regulations, of the Closing of the Transaction.

4.2.2. General Shareholders' Meeting – Linx. STNE, in the capacity of single Linx shareholder, at its earliest convenience as from June 30, 2021, will carry out an Extraordinary General Shareholders' Meeting of Linx by means of which it will approve, among other matters, the recognition of the resignation of the current members of the Board of Directors and of the Board of Auditors, and the election of the new members of the Board of Directors. STNE will cause Linx to grant to the individuals that will leave the Linx Board of Directors and the Linx Board of Auditors on or after June 30, 2021, release for the regular management acts during the entire period in which they acted in Linx, except for violations to the law or to Linx's bylaws, fraud, willful misconduct or bad faith.

4.2.3. Board of Directors' Meeting – Linx. The members of the Linx's Board of Directors will carry out, on June 30, 2021, a Board of Directors' Meeting, which will approve the recognition of the resignation of the current members of the Executive Office and of the Audit Committee and the election of the new Executive Officers. STNE will cause Linx to grant to the individuals that will leave the Executive Office and the Audit Committee on or after June 30, 2021 release for the regular management acts during the entire period in which they acted in Linx, except for violations to the law or to Linx's bylaws, fraud, willful misconduct or bad faith.

4.2.4. Other Resignations. On or after June 30, 2021, certain managers of the other Linx's subsidiaries will resign from their respective roles, upon the delivery of resignation letters to the respective company, with copy to Linx. On or after June 30, 2021, the amendments to the articles of association of the Linx's subsidiaries will be executed in order to reflect the transfer of the quota or share occasionally held by such managers. STNE will cause the Linx subsidiaries to grant to the individuals that will leave the respective managements on or after June 30, 2021 release for the regular management acts during the entire period in which they acted in Linx, except for violations to the law or to Linx's bylaws, fraud, willful misconduct or bad faith.

4.2.5. Material Fact and Notice to the Shareholders. Linx will disclose, on the date hereof, a Material Fact and a Notice to the Shareholders on the Closing of the Transaction.

4.3. Cooperation. The Parties undertake to cooperate and take all the necessary measures for the true fulfilment of all Closing acts, as foreseen in Sections 4.1 and 4.2 above, undertaking to sign all instruments, certificates and other necessary documents for the realization of the realization of the transactions contemplated in the Association Agreement and in this instrument, even after the date hereof, as reasonably required.

4.4. STNE will take all the necessary measures to secure that the effective payment of the cash installment of the redemption of the STNE Class A preferred shares takes place on the first date in which the custodian financial institution of the Linx shares, Banco Bradesco S.A., concludes the proceedings for implementation of such payment.

4.5. STNE undertakes to cause Linx to take all the reasonably necessary measures for, as soon as possible, update the enrollments and other registrations of Linx before governmental authorities, so as to reflect the substitution of the managers of Linx and its subsidiaries.

4.6. Simultaneous Acts. The Parties confirm that all Closing acts will be considered as effectively signed on the date hereof, being signed and practiced simultaneously, except for the acts indicated in Section 4.1 and in the other sections of this Chapter 4, which provide for acts that shall occur or be practiced in other dates, as expressly indicated in the respective sections of this Chapter 4 and in **Exhibit Section 4.1**.

CHAPTER 5 – MISCELLANEOUS

5.1. This instrument shall be read and construed pursuant and in addition to the terms of the Association Agreement.

5.2. The Miscellaneous provisions contained in Chapter 11 (General Provisions) of the Association Agreement are absorbed by reference to this Closing Memorandum, *mutatis mutandis*.

5.3. The Association Agreement, the Protocol and this Closing Memorandum constitute the complete agreement between the Parties in relation to the Transaction, and the Parties hereby establish that the Transaction became final and define the procedures for Closing of the Transaction. This Closing Memorandum binds the Parties and its successors for the Closing of the Transaction.

5.4. Except as otherwise provided in this Closing Memorandum, the terms and conditions of the Association Agreement remain unaltered and in full effect and are expressly ratified hereby.

5.5. This Closing Memorandum is entered into on an irrevocable and irreversible basis, prevailing over any previous agreements or understandings entered by and between the Parties in the form described herein, whether written or verbal, subject to the provisions of item 5.3 above. The Parties shall not be liable for any modification to this Closing Memorandum or waiver of its terms and conditions, except as approved in written by all the Parties.

5.6. This Closing Memorandum constitutes an extrajudicial enforcement instrument in view of article 784, III of the Brazilian Code of Civil Procedure. The Parties agree that in case any of the provisions of this Closing Memorandum is not complied with pursuant to its terms and

conditions, the Parties shall be able to require specific performance of the violated terms, regardless of occasional additional remedies.

5.7. This Closing Memorandum shall be governed and construed in accordance with the laws of Brazil and any disputes involving any of the Parties, including its successors at any title, arising from this instrument, its exhibits or related to them, including in relation to its existence, validity, effectiveness, interpretation, enforceability and/or termination, will be submitted to arbitration, pursuant to the mechanism, rules and procedures agreed in Chapter 10 of the Association Agreement.

5.8. The Parties and the two witnesses execute this Closing Memorandum through electronic means, provided that the Parties hereby declare and expressly agree, for the purposes of Article 10, Paragraph 2nd, of the Provisional Measure (*Medida Provisória*) No. 2.200-2, of August 24, 2001, that their signatures through electronic means are binding, effective, efficient and provide authenticity, integrity and legal validity to this instrument, being this Closing Memorandum an extrajudicial executive title for all legal purposes.

São Paulo, June 16, 2021

[signature pages]

Exhibit Section 4.1

LINX S.A.
Publicly Held Company
Brazilian Taxpayers' Number (CNPJ): 06.948.969/0001-75
NIRE: 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 | NYSE: LINX) ("Company"), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404, of December 15, 1976, and of CVM Instruction No. 358, of January 3, 2002, in addition to the Material Facts disclosed on November 17, 2020 and March 19, 2021 and to the Notice to the Market disclosed on April 7, 2021 and May 26, 2021, informs to its shareholders and the market in general, in the context of the business combination of Linx and STNE Participações S.A. (jointly, the "Companies"), contemplated in the "Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A." ("Protocol and Justification") dated October 2, 2020 ("Transaction" and "Protocol and Justification", respectively), approved by the Extraordinary General Shareholders' Meetings of Linx and STNE held on November 17, 2020, that, in the 179th Ordinary Session of Judgment of the Administrative Tribunal of Economic Defense ("Tribunal") of the Brazilian Antitrust Authority (*Conselho Administrativo de Defesa Econômica* – "CADE") held on this date, CADE´s Tribunal, by unanimous decision, denied the appeals against Technical Opinion No. 4/2021/CGAA2/SGA1/SG (SEI No. 0880478) from CADE´s General Superintendence, and, consequently, approved, without restrictions, Concentration Act No. 08700.003969/2020-17, which subject matter is the Transaction. Therefore, the condition precedent for closing related to the approval of the Transaction by CADE has been implemented.

Linx also informs that, on this date, the Companies reciprocally formalized the verification (or waiver by the applicable party, as applicable) of all the conditions precedent for closing of the Transaction, as provided in the definitive documents of the Transaction and reflected in the Protocol and Justification, making the Transaction final, therefore.

Considering the information above, the Companies will proceed to closing of the Transaction, as per the procedures and terms of the Notice to the Shareholders to be disclosed on this date, as well as other disclosures that may be carried out by the Company and by STNE.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, June 16, 2021.

LINX S.A.
Ramatis Rodrigues
Investors Relations Officer

LINX S.A.

Publicly Held Company

Brazilian Taxpayers' Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

LINX S.A. (B3: LINX3 | NYSE: LINX) ("Company"), in addition to the Material Fact disclosed by the Company on this date, under which it communicated to the market the final approval by the Brazilian Antitrust Authority (*Conselho Administrativo de Defesa Economica* – CADE Tribunal) and the fulfillment or waiver of the other conditions precedent for the consummation of the business combination of Linx and STNE Participações S.A. ("STNE" and "Transaction"), pursuant to the Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A. ("Protocol and Justification"), dated October 2, 2020, approved by the Extraordinary General Shareholders' Meetings of Linx and STNE held on November 17, 2020, informs its shareholders of the next steps for the consummation of the Transaction ("Closing"), as follows:

I. Summary of the Transaction Structure

Pursuant to the Protocol and Justification, and as approved by the Company and by STNE at their respective general shareholders' meetings, the Transaction contemplates, as interdependent and linked transactions:

- the merger of all outstanding Linx shares ("Linx Shares") by STNE, with delivery to the Linx shareholders ("Linx Shareholders"), in exchange for each Linx common share held by such shareholder (including the Linx Shares underlying the Linx ADS, as defined below), of one mandatorily redeemable Class A preferred share and one mandatorily redeemable Class B preferred share, both issued by STNE ("STNE New Shares");

- followed by the redemption by STNE of all the STNE New Shares upon payment of a certain amount in cash and delivery of (a) Class A shares issued by StoneCo ("StoneCo"), traded on the Nasdaq Global Select Market ("Nasdaq"), or (b) Level I BDRs (Brazilian Depositary Receipts) ("StoneCo BDR"), admitted for trading on the B3 S.A. – Brasil, Bolsa, Balcão ("B3") backed by Class A StoneCo shares traded on NASDAQ.

For the avoidance of doubt, "Linx Shareholders" include The Bank of New York, as the depositary in the United States of America ("Linx ADS Depositary") of the Linx Shares represented by American Depositary Shares – ADS ("Linx ADS") traded on the New York Stock Exchange ("NYSE").

Subject to the adjustments provided in the Protocol and Justification and indicated herein, which will be determined by the parties and communicated to the market by June 24, 2021, the redemption of the STNE New Shares will take place as follows:

- the holder of each STNE Class A preferred share will receive, in exchange for its redemption, thirty three *reais* and fifty six cents (R$ 33,56), to be adjusted *pro rata die* by the CDI rate variation counted as from the sixth month as from August 11, 2020 until the date of the actual payment; and

- the holder of each STNE Class B preferred share will receive, in exchange for the redemption each STNE Class B preferred share, 0.0126774 StoneCo BDR traded on the B3, provided that each StoneCo BDR will correspond to one StoneCo Class A Share, traded on NASDAQ ("StoneCo Class A New Shares").

In relation to the holders of Linx ADS, the Linx ADS Depositary will request to the depositary institution of the StoneCo BDRs the cancellation of the StoneCo BDRs received by it in the capacity of Linx Shareholder. The StoneCo Class A New Shares which backed the cancelled StoneCo BDRs will be delivered by the Linx ADS Depositary to the holders of Linx ADSs, as described below.

II. Closing of the Transaction

Pursuant to the Material Fact disclosed by the Company on this date, the Company and STNE entered into a Closing Memorandum formalizing the verification (or waiver by the applicable party, as the case may be) of all the conditions precedent for Closing of the Transaction pursuant to the Protocol and Justification, making the Transaction final, therefore.

In view of the above, the Closing of the Transaction will entail the execution of several interdependent and linked acts, in distinct dates, as summarized below and described in detail in the following items:

- June 25, 2021: final day of trading of Linx Shares on the B3 and Linx ADS on the NYSE.
- June 28, 2021: beginning date of trading of StoneCo BDRs on the B3 and of the rights to receive the StoneCo Class A New Shares on NASDAQ, subject to their effective issuance (when-issued basis).
- June 30, 2021: date of the merger of the Linx Shares by STNE and of the redemption of the Class A and Class B preferred shares issued by STNE, with effective replacement of the Class B STNE shares by StoneCo BDRs and effective credit of the StoneCo BDRs in the custody accounts of the Linx Shareholders.
- June 30, 2021: date on which STNE will assume the management of Linx and its subsidiaries.
- By July 7, 2021: payment by STNE to the Linx Shareholders of the Adjusted Cash Installment (as defined below).
- On or around July 12, 2021: delivery of StoneCo Class A New Shares to the holders of the respective negotiation rights (when-issued basis) and of the Adjusted Cash Installment converted into US Dollars to the holders of Linx ADSs.
- As from July 16, 2021: deposit of StoneCo BDRs and of the Adjusted Cash Installment in the accounts indicated by the Linx Shareholders Register (as defined below).

III. Base Date Definition

For the purposes of the merger of Linx Shares by STNE, the holders of Linx Shares at the close of trading on July 25, 2021 (including the Depositary of Linx ADS) ("Base Date"), other than STNE, will be considered the Linx shareholders ("Linx Shareholders").

IV. Linx Shares and Linx ADS Trading Closure

The Linx Shares trading on the B3 and de the Linx ADS trading on the NYSE will end on the Base Date.

V. Beginning of StoneCo BDR and StoneCo Class A Share Trading

The StoneCo BDRs will begin trading on B3 on June 28, 2021.

The trading on NASDAQ of the rights to receive the StoneCo Class A New Shares (to be issued in substitution of the StoneCo BDRs received by the holders of Linx ADS) subject to its actual issuance (when-issued basis) will begin on June 28, 2021.

VI. Linx's administration change date

On June 30, 2021, STNE will assume the management of Linx and its subsidiaries.

VII. Settlement date of BDRs Installment, Settlement Date of the Cash Installment and Credit Date of the StoneCo BDRs

The merger of Linx Shares by STNE and the redemption of the STNE New Shares will occur on June 30, 2021.

As a result of the merger of the Linx Shares and the redemption of the STNE New Shares:

- On June 30, 2021 ("BDRs Installment Settlement Date") the Class B preferred shares issued by STNE will be replaced by StoneCo BDRs, with the effective credit of the StoneCo BDRs in the custody accounts of the Linx Shareholders; and
- By July 7, 2021 ("Cash Installment Settlement Date"), date in which the custodian financial institution of the shares issued by the Company, Banco Bradesco S.A., will complete the implementation procedures of the respective payment, STNE will pay to the Linx Shareholders the Adjusted Cash Installment (as defined below), pursuant to the Protocol and Justification.

Items VIII and IX below describe the methodology for the determination of the final exchange ratio of the Transaction.

VIII. Replacement by StoneCo Class A New Shares and by StoneCo BDRs

On the BDRs Installment Settlement Date, pursuant to the Protocol and Justification, each STNE Class B preferred share held by Linx Shareholders (including the Linx ADS Depositary) will be redeemed and replaced upon the delivery of 0.0126774 StoneCo BDR, provided that each StoneCo BDR will correspond to one StoneCo Class A Share, subject to the adjustments described in the Protocol and Justification.

Pursuant to the Protocol and Justification, any change in the total number of outstanding shares and in the total number of shares susceptible to conversion based on the compensation plans based in Linx shares will impact, equally and, in the same proportion, the exchange ratio of Linx Shares, increasing or reducing the total amount, for each Linx Share, of the cash portion or of the StoneCo BDRs to be delivered as a result of the consummation of the Transaction.

The final value of the exchange ratio of Linx Shares for StoneCo BDRs, as the case may be, will be determined by the parties pursuant to the Protocol and Justification and a communication will be released in this respect by June 24, 2021.

On the same date, the Linx ADS Depositary will request that the depositary institution of the StoneCo BDRs cancel the StoneCo BDRs received as a Linx Shareholder.

On or around July 12, 2021, the StoneCo Class A New Shares that backed the cancelled StoneCo BDRs will be delivered by the Linx ADS Depositary to the holders of rights to receive StoneCo Class A New Shares subject to its effective issuance (when-issued basis) (tradable by June 28, 2021).

IX. Liquidation of the Adjusted Cash Installment

On the Cash Installment Settlement Date, the holders of STNE Class A preferred shares will receive the redemption value for each redeemable STNE Class A preferred share, equivalent to thirty-three reais and fifty-six cents (R$ 33,56), to be adjusted *pro rata die* by the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on two-hundred and fifty-two (252) business days, calculated and disclosed daily by the ("DI Index"), verified between February 11, 2021 and the Cash Installment Settlement Date (inclusive), which will be adjusted pursuant to the Protocol and Justification ("Adjusted Cash Installment").

Pursuant to the Protocol and Justification, the Adjusted Cash Installment will be adjusted by (i) any dividends (including the dividends declared by the Company, pursuant to the Notice to the Market disclosed on the date hereof), interest on equity and other earning declared and/or paid by Linx and/or StoneCo as of October 2, 2020 until the BDRs Installment Settlement Date, included; and (ii) costs occasionally incurred by Linx for the hiring of financial advisors in the context of any concurrent transactions, whether to conduct valuations of for any other reason.

The final amount of the Adjusted Cash Installment will be disclosed to the market by July 6, 2021 and will be paid to the Linx Shareholders (including the Linx ADS Depositary) on the Cash Installment Settlement Date.

Under the terms of the Deposit Agreement that governs the Linx ADSs (the "Linx ADSs Deposit Agreement"), the Linx ADS Depositary will convert or will cause the conversion of the Adjusted Cash Installment received by it as a Linx Shareholder, on the date of receipt, in US Dollars, and will distribute the converted amount (after the deduction of the taxes and expenses applicable pursuant to the Linx ADSs Deposit Agreement) to such holders of Linx ADSs on or around July 12, 2021.

X. Linx Shareholders with Shares Directedly Registered in the Registered Shares Register

The procedures and dates above apply exclusively to Linx Shareholders that, on the Base Date, have their Linx Shares in custody of a depositary institution admitted on the B3. **Therefore, the Company recommends that all Linx Shareholders that have their shares registered directly in a deposit account opened with the depositary institution responsible for the bookkeeping of Linx Shares transfer, prior the Base Date, its shares to a custody account of a custodian agent admitted on the B3.**

Linx Shareholders with Linx Shares registered directly in the deposit account opened with the depositary institution responsible for the bookkeeping of Linx Shares on the Base Date ("Linx Shareholders Register") shall send to Banco Bradesco S.A., bookkeeping bank of the Linx Shares, by email to dac.escrituracao@bradesco.com.br and dac.dr@bradesco.com.br the following information: (i) the custody account held by such shareholder in which the StoneCo BDRs shall be deposited; (ii) the bank account held by such shareholder in which the Adjusted Cash Installment shall be deposited; and (iii) the personal or corporate documents that attest the identification of the Linx Shareholder Register.

The StoneCo BDRs and the Adjusted Cash Installment shall be deposited in the accounts indicated by the Linx Shareholders Register within twenty (20) business days counted as from the integral receipt of the information and documents regarding the custody account and the bank account, but, in any case, only after July 16, 2021.

XI. Brazilian Tax Regime

XI.A. Resident Investors

The earnings of the Brazilian resident Linx Shareholders, including individuals, legal entities, investment funds and other entities, as a result of the Transaction may be subject to income tax and other tax incidence, according to statutory and regulatory rules applicable to each investor category. The investors shall consult their respective advisors about the applicable taxation and shall be directly responsible for the tax payment potentially applicable.

XI.B Non-Resident Investors

With respect to non-resident Linx Shareholders, the income tax withholding will be made considering the realized capital gain, which shall be deducted from the Adjusted Cash Installment, based on the rates below. The capital gain will correspond to the positive difference between (i) the Transaction value, pursuant to the Protocol and Justification; and (ii) the cost of acquisition of each Linx Share held by each Non-Resident Investor.

For the non-resident investors that operate pursuant to Resolution CMN No. 4.373/14, the following rates will apply:

(i) 25%, in case the shareholder is resident in a country or dependency with favored taxation, pursuant to the laws and regulations of the Brazilian Federal Revenue Secretary in force; or

(ii) 15% in all other cases.

For all other non-resident investors:

(i) 25%, in case the shareholder is resident in a country or dependency with favored taxation, pursuant to the laws and regulations of the Brazilian Federal Revenue Secretary in force; or

(ii) in all other cases in which item (i) above does not apply, according to the following rates, as provided in Article 21 of Law No. 8.981/1995, as amended by Law No. 13.259/16:

a. 15% over the portion of earnings that does not exceed five million reais (R$ 5,000,000.00);

b. 17.5% over the portion of earnings that exceeds five million reais (R$ 5,000,000.00) and does not exceed ten million reais (R$ 10,000,000.00);

c. 20% over the portion of earnings that exceeds ten million reais (R$ 10,000,000.00) and does not exceed thirty million reais (R$ 30,000,000.00); and

d. 22.5% over the portion of earnings that exceeds thirty million reais (R$ 30,000,000.00).

STNE, as the purchaser of the Linx Shares in the context of the Transaction, will use the information provided by the custody agents of the non-resident Linx Shareholders for the calculation of the capital gain, and such Linx Shareholders shall be responsible for the veracity and completeness of such information. The custody agents shall provide to STNE and Banco do Bradesco S.A. the data of the non-resident Linx Shareholders on the Base Date, including the average cost of acquisition of the Linx shares, and shall provide the corresponding confirmatory documents, in the form of Appendix I hereto, by 6:00 PM on June 28, 2021, via email to the following recipients: dac.escrituracao@bradesco.com.br, dac.dr@bradesco.com.br and investors@stone.com.br.

STNE, in accordance with the Brazilian Federal Revenue Secretary laws and regulation: (i) will consider as nil the cost of acquisition of the non-resident Linx Shareholders on the Base Date which do not provide the Linx Shares average cost of acquisition by 6:00 PM of June 28, 2021; and (ii) will apply the 25% rate over the earnings of the non-resident Linx Shareholders who fail to report, pursuant to Appendix I, their country or dependency of residence or their tax domicile. StoneCo, Linx or STNE will not be liable, in any case, before the non-resident Linx Shareholders on the Base Date, due to any subsequent adjustment and/or refund of higher overpaid amount.

XI.C. Linx ADS Holders

STNE will adopt the position of not withholding income tax on occasional earnings identified by the Linx ADS holders.

XII. Fractions of StoneCo Shares and BDRs issued as a result of the Redemption of Shares

Any occasional fractions of StoneCo BDR owed to the Linx Shareholders due to the redemption of the STNE Class B preferred shares will be grouped by STNE in integral numbers to be subsequently sold on the B3 administered market, after the BDRs Installment Settlement Date. The proceeds from such sale will be made available net of fees to the Linx Shareholders that are holders of the respective fractions, proportionally to its participation in each share sold, on a date to be in formed in due course.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, June 16, 2021

APPENDIX I
to the
Notice to Shareholders

NAME	CPF/CNPJ	TAX DOMICILE	FRAMEWORK IN TERMS OF CMN RESOLUTION No. 4.373/14	NUMBER OF SHARES	AVERAGE COST OF ACQUISITION
		(COUNTRY)	(yes/no)		

* The Company and STNE request that the above information be forwarded in xls. format (Excel file), followed by the corresponding support and corroborating documents.